UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

(Final Amendment)
to
Schedule 13E-3
Rule 13E-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Edelbrock Corporation

(Name of the Issuer)

Edelbrock Corporation

Edelbrock Holdings, Inc.
Edelbrock Merger Sub, Inc.
O. Victor Edelbrock
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

279434104

(CUSIP Number of Class of Securities)

O. Victor Edelbrock

Chief Executive Officer and President

Jeffrey L. Thompson

Executive Vice President, Chief Operating Officer

Edelbrock Corporation

2700 California Street
Torrance, CA 90503
Tel: (310) 781-2222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean M. McAvoy Esme C. Smith Jones Day 2882 Sand Hill Road, Suite 240 Menlo Park, California 94025 Tel: (650) 739-3939/(213) 489-3939 Fax: (650) 739-3900/(213) 243-2539	Marc L. Brown Lawrence P. Schnapp Troy & Gould P.C. 1801 Century Park East Los Angeles, CA 90067 Tel: (310) 553-4441 Fax: (310) 201-4746

This statement is filed in connection with (check appropriate box):

a.	☑ The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$57,196,755	$7,247

*	Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) the offer price of $16.75 and (ii) 3,274,774, the estimated number of shares of Edelbrock common stock to be acquired in the merger, plus (iii) the cash-out value of 481,387 options and warrants representing the right to purchase shares of the common stock of Edelbrock determined by the excess, if any, of $16.75 over the per share exercise price of the option or warrant.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,247	Filing Party: Edelbrock Corporation
Form or Registration No. Schedule 14A	Date Filed: August 10, 2004

INTRODUCTION

      This Amendment No. 6 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends and supplements the Schedule 13E-3 filed on August 10, 2004, and as amended on September 29, 2004, October 21, 2004, November 1, 2004, November 10, 2004 and November 29, 2004 by Edelbrock Corporation, a Delaware corporation (“Edelbrock”), the issuer of the equity securities that are subject to the Rule 13e-3 transaction and each of Edelbrock Holdings, Inc. (“Edelbrock Holdings”), Edelbrock Merger Sub, Inc. (“Edelbrock Merger Sub”) and O. Victor Edelbrock, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder. The Schedule 13E-3 relates to the Agreement and Plan of Merger dated June 25, 2004 by and among Edelbrock, Edelbrock Merger Sub and Edelbrock Holdings, pursuant to which Edelbrock Merger Sub, a Delaware corporation and a wholly owned subsidiary of Edelbrock Holdings, a Delaware corporation controlled by O. Victor Edelbrock, will be merged with and into Edelbrock, with Edelbrock continuing as the surviving corporation. Mr. Edelbrock is the Chairman, President and Chief Executive Officer of Edelbrock, and, collectively with such family trusts, owns approximately 51.1% of the outstanding common stock of Edelbrock.

      The purpose of this Amendment is to file a final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934.

      Upon completion of the merger, each outstanding share of common stock, except for shares of common stock held by Edelbrock in treasury, held by Edelbrock Holdings prior to the merger, and shares as to which holders perfect their appraisal rights under Delaware law, will be converted into the right to receive $16.75 in cash, without interest. Holders of options exercisable for shares of Edelbrock common stock will be able to receive the excess, if any, of the merger consideration over the exercise price per share of such option, less any applicable taxes. As a result of the merger, Edelbrock will become a wholly owned subsidiary of Edelbrock Holdings.

      Edelbrock previously filed a Definitive Proxy Statement on Schedule 14A with respect to its intention of soliciting proxies in connection with the special stockholders meeting at which its stockholders considered and voted to approve the proposal to adopt the merger agreement and approve the merger. The Definitive Proxy Statement is incorporated herein as Exhibit (a)(i), and a copy of the merger agreement is attached as Exhibit A to the Definitive Proxy Statement.

      In accordance with the rules of the SEC, the filing parties are providing the information set forth below. The information in the Definitive Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference in response to all items of this statement.

Item 15.	Additional Information.

      At the December 22, 2004 special meeting of the Edelbrock stockholders, holders of approximately 80.9% of the outstanding shares of Edelbrock common stock entitled to vote at the special meeting were represented in person or by proxy. At the special meeting, the merger agreement and the merger were formally approved and adopted by the holders of approximately 80.7% of the outstanding Edelbrock common stock entitled to vote at the special meeting (which represents approximately 99.7% of the shares of common stock represented at the special meeting). On December 22, 2004, Edelbrock filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger and the other transactions contemplated under the merger agreement were consummated. The merger became effective as of the date of the filing, at which time:

•	each share of Edelbrock common stock outstanding at the effective time of the merger (other than shares held by Edelbrock Holdings or shares held by dissenting stockholders who exercise and perfect their appraisal rights under Delaware law) was converted into the right to receive $16.75 in cash; and

•	each holder of outstanding options to purchase shares of Edelbrock common stock will be able to receive an amount in cash equal to the number of shares subject to such option multiplied by the excess of $16.75 over the per share exercise price of the option less any applicable taxes.

      As a result of the merger, the stockholders of Edelbrock (other than Mr. Edelbrock, certain family trusts for which Mr. Edelbrock serves as trustee and Edelbrock Holdings) will no longer have any interest in, and

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will no longer be stockholders of, Edelbrock and will not participate in the future earnings or growth of Edelbrock, if any. In addition, the Edelbrock common stock will no longer be publicly traded.

Item 16.	Exhibits.

(a)(i)	*	Definitive Proxy Statement on Schedule 14A dated November 29, 2004 (incorporated herein by reference).
(a)(ii)	*	Form of Proxy Card, filed together with the Definitive Proxy Statement dated November 29, 2004.
(a)(iii)	*	Letter to Stockholders from Edelbrock Corporation, filed together with the Definitive Proxy Statement dated November 29, 2004.
(a)(iv)	*	Notice of Special Meeting of the Stockholders, filed together with the Definitive Proxy Statement dated November 29, 2004.
(a)(v)	*	Press Release dated June 25, 2004 (incorporated by reference to Exhibit 99.1 of the 8-K filed by Edelbrock dated June 25, 2004).
(b)(i)	*	Loan commitment letters of Bank of America, N.A. and City National Bank dated June 25, 2004 (incorporated by reference to Exhibit D to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.)
(c)(i)	*	Opinion of Kerlin Capital Group, LLC (incorporated by reference to Exhibit (C) to the Definitive Proxy Statement dated November 29, 2004.)
(c)(ii)	*	Presentation materials of Kerlin Capital Group, LLC dated June 7, 2004.
(c)(iii)	*	Presentation materials of Kerlin Capital Group, LLC dated June 23, 2004.
(c)(iv)	*	Materials prepared by Banc of America Securities LLC in connection with its meeting with Mr. Edelbrock on November 18, 2003.
(c)(v)	*	Materials prepared by Banc of America Securities LLC in connection with its meeting with Mr. Edelbrock on February 12, 2004.
(c)(vi)	*	Materials prepared by Banc of America Securities LLC in connection with its meeting with Mr. Edelbrock on March 11, 2004.
(d)(i)	*	Agreement and Plan of Merger, dated as of June 25, 2004, by and among Edelbrock, Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc. (incorporated by reference to Exhibit (A) to the Definitive Proxy Statement dated on November 29, 2004).
(d)(ii)	*	Stockholders Support Agreement dated as of June 25, 2004 by and among Edelbrock Corporation, O. Victor Edelbrock, Jr., the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust and the Kyle Patrick Robb Trust (incorporated by reference to Exhibit C to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.).
(f)	*	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (B) to the Definitive Proxy Statement dated on November 29, 2004).

* Previously filed.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004

EDELBROCK CORPORATION

By:	/s/ JEFFREY L. THOMPSON

Name: Jeffrey L. Thompson

Title:	Executive Vice-President and Chief Operating Officer

/s/ O. VICTOR EDELBROCK

O. Victor Edelbrock

EDELBROCK HOLDINGS, INC.

By:	/s/ O. VICTOR EDELBROCK

Name: O. Victor Edelbrock

Title:	Chief Executive Officer

EDELBROCK MERGER SUB, INC.

By:	/s/ O. VICTOR EDELBROCK

Name: O. Victor Edelbrock
Title: Chief Executive Officer

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EXHIBIT INDEX

(a)(i)	*	Definitive Proxy Statement on Schedule 14A dated November 29, 2004 (incorporated herein by reference).
(a)(ii)	*	Form of Proxy Card, filed together with the Definitive Proxy Statement dated November 29, 2004.
(a)(iii)	*	Letter to Stockholders from Edelbrock Corporation, filed together with the Definitive Proxy Statement dated November 29, 2004.
(a)(iv)	*	Notice of Special Meeting of the Stockholders, filed together with the Definitive Proxy Statement dated November 29, 2004.
(a)(v)	*	Press Release dated June 25, 2004 (incorporated by reference to Exhibit 99.1 of the 8-K filed by Edelbrock dated June 25, 2004).
(b)(i)	*	Loan commitment letters of Bank of America, N.A. and City National Bank dated June 25, 2004 (incorporated by reference to Exhibit D to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.)
(c)(i)	*	Opinion of Kerlin Capital Group, LLC (incorporated by reference to Exhibit (C) to the Definitive Proxy Statement dated November 29, 2004).
(c)(ii)	*	Presentation materials of Kerlin Capital Group, LLC dated June 7, 2004.
(c)(iii)	*	Presentation materials of Kerlin Capital Group, LLC dated June 23, 2004.
(c)(iv)	*	Materials prepared by Banc of America Securities LLC in connection with its meeting with Mr. Edelbrock on November 18, 2003.
(c)(v)	*	Materials prepared by Banc of America Securities LLC in connection with its meeting with Mr. Edelbrock on February 12, 2004.
(c)(vi)	*	Materials prepared by Banc of America Securities LLC in connection with its meeting with Mr. Edelbrock on March 11, 2004.
(d)(i)	*	Agreement and Plan of Merger, dated as of June 25, 2004, by and among Edelbrock, Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc. (incorporated by reference to Exhibit (A) to the Definitive Proxy Statement dated on November 29, 2004).
(d)(ii)	*	Stockholders Support Agreement dated as of June 25, 2004 by and among Edelbrock Corporation, O. Victor Edelbrock, Jr., the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust and the Kyle Patrick Robb Trust (incorporated by reference to Exhibit C to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.)
(f)	*	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (B) to the Definitive Proxy Statement dated on November 29, 2004).

* Previously filed.